Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

RESOLUTIONS PASSED AT THE THIRD EXTRAORDINARY GENERAL MEETING OF 2020

The board of directors (the “Board”) of PetroChina Company Limited (the “Company”) is pleased to announce that the Company’s third extraordinary general meeting of 2020 (the “EGM”) was held in Beijing at 9 a.m. on 5 November 2020 and the resolutions set out below were duly passed.

Resolutions Passed at the Third Extraordinary General Meeting of 2020

We refer to the notice of the EGM dated 15 September 2020 (the “Notice”), the circular of the Company dated 15 September 2020 in relation to the EGM (the “Circular”), the supplemental notice of the EGM dated 20 October 2020 (the “Supplemental Notice”), and the supplemental circular of the Company dated 20 October 2020 in relation to the EGM (the “Supplemental Circular”), respectively. Unless otherwise defined herein, terms used in this announcement shall have the same meanings as defined in the Circular.

The Board is pleased to announce that the EGM was held at Beijing Talimu Petroleum Hotel, 5 Beishatan, Chaoyang District, Beijing, the PRC at 9 a.m. on 5 November 2020.

The meeting was convened by the Board, and was chaired by Mr. Li Fanrong, the Vice Chairman of the Company. Some of the Company’s Directors, Supervisors and senior management attended the EGM. The EGM was legally and validly convened in compliance with the requirements of the Company Law of the PRC and the Articles of Association.

At the EGM, the following ordinary resolutions were considered and approved by way of poll, and the poll results of the votes are as follows:

Resolutions		For		Against		Abstain
		Number of votes cast	Percentage (%)	Number of votes cast	Percentage (%)	Number of votes cast	Percentage (%)
1.

To consider and approve the following resolution in respect of continuing connected transactions:

“THAT, as set out in the circular dated 15 September 2020 issued by the Company to its shareholders (the “Circular”): the New Comprehensive Agreement entered into between the Company and China National Petroleum Corporation be and is hereby approved, ratified and confirmed and the execution of the New Comprehensive Agreement by Mr. Chai Shouping for and on behalf of the Company be and is hereby approved, ratified and confirmed; Mr. Chai Shouping be and is hereby authorised to make any amendment to the New Comprehensive Agreement as he thinks desirable and necessary and to do all such further acts and things and execute such further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such transactions; and the Non-Exempt Continuing Connected Transactions and the proposed annual caps of the Non Exempt Continuing Connected Transactions under the New Comprehensive Agreement, which the Company expects to occur in the ordinary and usual course of business of the Company and its subsidiaries, as the case may be, and to be conducted on normal commercial terms, be and are hereby generally and unconditionally approved.”

		5,112,690,834	64.702625	2,789,119,491	35.297138	18,700	0.000237

2.	To consider and approve the election of Mr. Lv Bo as a supervisor of the Company.	154,346,101,663	99.716982	422,616,648	0.273036	15,449,850	0.009982

As the above resolutions were passed by a simple majority, these resolutions were duly passed as ordinary resolutions.

As at the date of the EGM:

(1)

The first resolution is in relation to connected transactions. The controlling shareholder of the Company, China National Petroleum Corporation, being a connected person of the Company, together with its associates abstained from voting in respect of the first resolution. Thus their relevant Shares as 146,882,339,136 A Shares and 291,518,000 H Shares were not calculated into the poll results in respect of the first resolution.

(2)

The total number of Shares entitling the holders to attend and vote for or against the resolution 1 set out above at the EGM: 35,847,120,682 Shares comprising 15,039,738,682 A Shares and 20,807,382,000 H Shares. The issued share capital of the Company and total number of Shares entitling the holders to attend and vote for or against the resolution 2 set out above at the EGM: 183,020,977,818 Shares comprising 161,922,077,818 A Shares and 21,098,900,000 H Shares.

(3)	Information on the Shareholders and proxies who attended and voted at the EGM is as follows:

Number of Shareholders or proxies who attended and voted at the EGM	118
Total number of voting shares of the Company held by such attending Shareholders or proxies	154,784,168,161
of which: A Shares H Shares	148,476,621,914
Percentage of such voting shares of the Company held by such attending Shareholders or proxies, as compared with the total number of voting shares of the Company (%)	6,307,546,247
of which: A Shares (%) H Shares (%)	84.571818

(4)	There were no Shares of the Company entitling the holders to attend and vote only against the resolutions at the EGM or that are required to abstain from voting.

(5)

The poll results were subject to scrutiny by Wang Qiuya and Fan Kun, representatives of holders of A Shares, Lu Yaozhong, Supervisor of the Company, Gao Yimin of King & Wood Mallesons and Hong Kong Registrars Limited. Hong Kong Registrars Limited acted as the scrutineer for the vote-counting.

By order of the Board PetroChina Company Limited Company Secretary Chai Shouping

Beijing, China

5 November 2020

As at the date of this announcement, the Board comprises Mr. Dai Houliang as Chairman; Mr. Li Fanrong as Vice Chairman and non-executive Director; Mr. Liu Yuezhen, Mr. Jiao Fangzheng and Mr. Huang Yongzhang as non-executive Directors; Mr. Duan Liangwei as executive Director; and Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito, Mr. Simon Henry, Mr. Cai Jinyong and Mr. Jiang, Simon X. as independent non-executive Directors.

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